EXHIBIT 99.13
The following is a free translation of the French language document and is provided for information purposes only, and is of no binding or other legal effect. Only the original French language document shall govern with respect to the matters described herein.

Industrial, commercial and financial
Cooperation Agreement
between Suez and Gaz de France
June 5, 2008

INDUSTRIAL, COMMERCIAL AND FINANCIAL
COOPERATION AGREEMENT
BETWEEN THE UNDERSIGNED PARTIES:
1.	SUEZ, a company with limited liability (société anonyme), with a capital of €2,617,883,906, having its registered office at 16, rue de la Ville l’Evêque — 75008 Paris, registered in the Paris Companies Register under n° 542 062 559 R.C.S. Paris, represented by Mr. Gérard Mestrallet, Chairman of the Board of Directors and Chief Executive Officer, duly authorised for this purpose;
(hereinafter, “Suez”)
being the party of the first part;
2.	GAZ DE FRANCE, a company with limited liability (société anonyme), with a share capital of €983,871,988, having its registered office at 23, rue Philibert Delorme — 75017 Paris, registered in the Paris Companies Register under n° 542 107 651 R.C.S Paris, represented by Mr. François Cirelli, Chairman of the Board of Directors and Chief Executive Officer, duly authorised for this purpose;
(hereinafter, “Gaz de France”)
being the party of the second part;
(each a “Party” and collectively, the “Parties”)
I.	In the context of the proposed merger of Suez and Gaz de France, the Parties have concluded this industrial, commercial and financial cooperation agreement in order to define the terms of their cooperation in the energy sector and to form a world energy leader with a solid base in France and Belgium.

Through this combination, the Parties seek to achieve the following notable principal objectives:

▪	develop operational synergies both in terms of revenues (new joint developments) and costs (gas procurement, savings in non-energy purchases, and reduced operating and commercial costs),

▪	optimise the security of gas supply and the conditions under which it is supplied, to the benefit of the companies and their customers,

▪	implement an energy offering supplemented by services that is competitive on the European energy markets,

▪	develop a balanced position in activities and regions governed by different cycles.

▪	strengthen the investment policy, so as to become better positioned in relation to the challenges facing the sector.
This combination, which represents combined pro forma sales of approximately €74 billion as at December 31, 2007 (including Suez’ environment activities), 134,560 employees in the energy and services sectors and 62,000 employees in the environment sector, should allow for the creation of one of the world leaders in electricity production and liquefied natural gas and one of the European leaders in gas supply and the leader in energy services in Europe.

This combination would create value for both companies, as well as their employees, customers and shareholders. The combination would secure the essential interests of France in the energy sector, in particular as regards the continuity and security of energy supply and the sustainability of public service.

II.	Following their consultations and discussions, the Parties have come to the conclusion that their combination, which is the basis for their proposed industrial, commercial and financial cooperation, would be best achieved for both groups through a merger by absorption of Suez by Gaz de France.

This merger would be carried out on the basis of an exchange ratio of 22 Suez shares for 21 Gaz de France shares. The merger would occur immediately after the following transactions:
-	the contribution by Suez, under the legal spin-off regime, of all of the shares making up the share capital of Suez Environment (following the absorption by Suez of the intermediate holding company Rivolam and the implementation of internal reclassification operations) to a special purpose vehicle (hereinafter, “Suez Environnement Company”);

-	followed by the distribution by Suez to its shareholders of 65% of the shares of Suez Environnement Company.
The shares of Suez Environnement Company will be admitted for trading on the Euronext Paris and Euronext Brussels markets following the completion of the merger.

Following the merger, the French State, which directly holds approximately 80% of the shares of Gaz de France, would hold approximately 35% of the shares of the new combined entity. Pursuant to Art. 39 of law n° 2006-1537, dated December 7, 2006, relating to the energy sector (amending Art. 24 of law n° 2004-803, dated August 9, 2004 relating to the public service of electricity and gas and electricity and gas companies), the French State’s shareholding in the new company would have to be maintained at more than one third of the capital.

Pursuant to decree n° 2007-1790, dated December 20, 2007, the French State would also have a “golden share,” enabling it to block certain decisions concerning certain assets of the new group. The French State will also appoint a “Government Commissioner” to the merged group and to each of its transmission and distribution subsidiaries. The Government Commissioner will be able to attend meetings of the board of directors or supervisory board and the committees of the combined company in a consultative capacity, and may present observations at any general meeting of shareholders.

As a consequence, the Parties have defined the terms, conditions and modalities of their combination in a merger agreement (traité de fusion) and protocol (protocol d’accord), which are annexed hereto.

This combination would result in the transfer from the public to the private sector of the majority of Gaz de France’s share capital, as well as the restructuring of these companies, which directly impacts the energy sector.

III.	This agreement, together with its annexes, constitutes the industrial, commercial and financial cooperation agreement concluded between the Parties within the meaning of 1° of Art. 1 of decree n° 93-1041, dated September 3, 1993, as amended by decree n° 2008-80, dated January 24, 2008.

In accordance with the provisions of the aforementioned decree of September 3, 1993, the objectives of this Industrial, Commercial and Financial Cooperation Agreement mentioned under Section I above shall be published in the Journal Officiel and the business combination shall be submitted for the approval of the Minister of the Economy, Industry and Employment upon the conforming opinion of the French privatization commission (Commission des participations et transferts).
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Executed in Paris,
June 5, 2008
in three (3) originals, of which one of them for the Commission des participations et transferts

/s/ Gérard Mestrallet	/s/ Jean-François Cirelli

Suez	Gaz de France
Represented by Gérard Mestrallet	Represented by Jean-François Cirelli

Annex 1 : Meger Agreement (traité de fusion)
Annex 2 : Protocol (protocole d’accord)